Exhibit 99.2

        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

Regarding the Amended Offers to Exchange
12% Senior Notes due 2004 of Grupo TMM, S.A.
(Unconditionally Guaranteed on a Senior Basis by TMM Holdings, S.A. de C.V.)

For outstanding 9 1/2% Notes due 2003 and 10 1/4% Notes due 2006
Of Grupo TMM, S.A.

And

Solicitations of Consents to Amend the Related Indentures

Pursuant to the Prospectus Dated April     •    , 2003

THE EXCHANGE OFFERS FOR AND WITH RESPECT TO THE EXISTING NOTES WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY     •    , 2003, UNLESS EXTENDED IN RESPECT OF EITHER OR BOTH SERIES OF EXISTING NOTES IN ACCORDANCE WITH THE PROSPECTUS (THE "EXPIRATION DATE").

To:	Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	April •, 2003

        We are offering, in exchange, upon and subject to the terms and conditions set forth in the prospectus, dated April     •    , 2003 (the "Prospectus"), and the related letter of transmittal (the "Letter of Transmittal"), for each $1,000 principal amount of our outstanding 9 1/2% Notes due 2003, which we refer to as the "2003 notes," of which $176,875,000 aggregate principal amount is outstanding, and for each $1,000 principal amount of our outstanding 10 1/4% Notes due 2006, which we refer to as the "2006 notes," of which $200,000,000 aggregate principal amount is outstanding, $1,000 principal amount of our unissued 12% Senior Notes due 2004, plus accrued interest. We refer to the 2003 notes and the 2006 notes collectively as the "existing notes."

        We are also soliciting consents from holders of the 2003 notes and the 2006 notes to amend and/or waive some provisions of the indentures governing those existing notes.

        In conjunction with the amended Exchange Offers, we have returned all previously tendered Existing Notes. Any tender prior to April     •    , 2003 is null and void. If holders wish to participate in the Exchange Offers, they must tender their notes on or after April     •    , 2003, even if those notes have been previously tendered for exchange. Tenders for exchange of Existing Notes that are made on or after April     •    , 2003 are irrevocable and may not be withdrawn.

        The exchange offers and the consent solicitations are conditioned, among other things, on the receipt of tenders of at least 80% of the aggregate principal amount of the 2003 notes and at least a majority of the aggregate principal amount of the 2006 notes outstanding.

        We are requesting that you contact your clients for whom you hold existing notes registered in your name or the name of your nominee, or who hold existing notes registered in their own names. For your information and for forwarding to your clients, we are enclosing the following documents:

  1.
  The Prospectus;

  2.
  The Letter of Transmittal for your use in connection with the tender of the existing notes and for the information of your clients; and

  3.
  A form of letter that may be sent to your clients for whose account you hold existing notes registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the exchange offers.

        To participate in the exchange offers and deliver the related consent, all holders of existing notes must tender by book-entry transfer to the Exchange Agent's account at DTC through the Automated Tender Offer Program ("ATOP"), for which the exchange offers are eligible. Financial institutions that are DTC participants may execute tenders through ATOP by transmitting acceptance of one or both of the exchange offers to DTC on or prior to the Expiration Date. DTC will verify acceptance of the exchange offers, execute a book-entry transfer of the tendered existing notes into the account of the Exchange Agent at DTC and send to the Exchange Agent a "book-entry confirmation," which shall include an agent's message. An "agent's message" is a message, transmitted by DTC to and received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a DTC participant tendering existing notes that the participant has received and agrees to be bound by the terms of the Letter of Transmittal as a signatory thereof and that the Company may enforce such agreement against the participant. Delivery of the agent's message by DTC will satisfy the terms of the exchange offers as to deemed delivery of a Letter of Transmittal by the DTC participant identified in the agent's message. Accordingly, holders who wish to tender their existing notes must do so through DTC's ATOP procedures and shall be bound by, but need not complete, this Letter of Transmittal.

        By complying with DTC's ATOP procedures with respect to the Exchange Offer, the DTC participant confirms on behalf of itself and the beneficial owners of tendered existing notes all provisions of the Letter of Transmittal applicable to it and such beneficial owners.

        For transactions for beneficial owners of existing notes whose ownership equals or is less than $200,000 principal amount of 2003 notes, the dealer manager will pay a solicitation fee to soliciting dealers (as defined in the Prospectus) duly identified in soliciting dealer designations of $3.75 per $1,000 principal amount of 2003 notes that are tendered, accepted for payment and paid for pursuant to the exchange offers. DTC participants will be required to deliver a soliciting dealer designation to the exchange agent in addition to electronically submitting an acceptance of the offer through ATOP in order to designate the soliciting dealer nominated by the beneficial owner of tendered existing notes.

        We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the Prospectus and the related documents to the beneficial owners of existing notes held by them as nominee or in a fiduciary capacity. We will pay or cause to be paid all stock transfer taxes applicable to the exchange of existing notes pursuant to the exchange offers, except as otherwise provided in the instructions in the Letter of Transmittal.

        Any inquiries you may have with respect to the exchange offers and consent solicitations, or requests for additional copies of the enclosed materials, should be directed to the Exchange Agent, at its address and telephone number set forth in the Letter of Transmittal.

                      Very truly yours,

                      GRUPO TMM, S.A.

        NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF GRUPO TMM, S.A. OR THE EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF EITHER OF THEM WITH RESPECT TO THE EXCHANGE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS OR THE LETTER OF TRANSMITTAL.